05038407

CM 3-17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECD S.E.C.
MAR 0 1 2005
1086

| SEC FILE NUMBER |
|---|
| 8 - 38299 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hermitage Capital Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Park Avenue, Suite 801
(No. and Street)

| New York | New York | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Bendall, Jr.
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

| 85 Livingston Avenue | Roseland | New Jersey | 07068 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/16

## OATH OR AFFIRMATION

I, John W. Bendall, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hermitage Capital Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

RON COZART
Notary Public, State of New York
No. 01CO6114653
Qualified in Bronx County
Commission Expires August 23, 2008

SWORN TO BEFORE ME THIS 25th
DAY OF February 2005
STATE OF NEW YORK
}S.S.
COUNTY OF BRONX

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HERMITAGE CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

# HERMITAGE CAPITAL CORPORATION

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

**Rothstein, Kass & Company, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Hermitage Capital Corporation

We have audited the accompanying statement of financial condition of Hermitage Capital Corporation as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hermitage Capital Corporation as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11, the Company's ability to continue in the normal course of business is dependent upon the success of future operations. The Company has an accumulated deficit and the Company and its parent are thinly capitalized, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 11. In addition, subsequent to December 31, 2004, the Company notified the NASD pursuant to Rule 17a-11 that it was not in compliance with its minimum net capital requirement of $100,000 as of January 31, 2005. The Company is in the process of curing the deficiency (see Note 12). The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2005

# HERMITAGE CAPITAL CORPORATION

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2004**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Securities owned, at market** | $ | 267,939 |
| **Deposit with clearing broker** | | 25,000 |
| **Due from officer** | | 275,109 |
| **Equipment and leasehold improvements,** net of accumulated depreciation and amortization of $71,876 | | 15,081 |
| **Other assets** | | 7,839 |
| | $ | 590,968 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 52,452 |
| Due to clearing broker | | 47,764 |
| Other liabilities | | 7,657 |
| Total liabilities | | 107,873 |
| **Stockholder's equity** | | |
| Common stock, no par value, authorized 2,000 shares, issued and outstanding 1,000 shares | | 500,000 |
| Additional paid-in capital | | 2,869,961 |
| Accumulated deficit | | (2,886,866) |
| Total stockholder's equity | | 483,095 |
| | $ | 590,968 |

*See accompanying notes to financial statements.*

## 1. Nature of business

Hermitage Capital Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations consist primarily of engaging in securities principal transactions and providing investment banking services.

## 2. Summary of significant accounting policies

*Securities Owned*

Marketable securities are valued at market value, and non-marketable securities are valued at fair value as determined by management. Unrealized gains and losses are reflected in trading revenues.

*Equipment and Leasehold Improvements*

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

| Asset | Estimated Useful Life | Principal Method |
|---|---|---|
| Equipment | 5 Years | Straight-line |
| Leasehold improvements | Term of Lease | Straight-line |

*Revenue and Expense Recognition from Securities Transactions*

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

*Income Taxes*

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The Company's stockholder has elected to treat the Company as an "S" Corporation. As such, the individual stockholder is liable for federal and substantially all state and local taxes on corporate income and receives the benefit of corporate losses.

## 2. Summary of significant accounting policies (continued)

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

## 3. Securities owned

At December 31, 2004, securities owned are comprised of the following:

| | |
|---|---|
| Equity securities | $ 267,939 |

## 4. Deposit with clearing broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $25,000.

## 5. Income taxes

The components of income taxes for the year ended December 31, 2004 is a result of the Company's taxable income offset by New York City net operating loss carryforwards of approximately $129,000.

The Company also has unrealized losses on securities of approximately $136,000. The calculated deferred tax asset of approximately $12,000 has been completely reserved, as it cannot be assured that there will be income in the future to utilize the tax benefit.

## 6. Retirement plan

The Company has a retirement plan, which covers all employees that meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Company's Board of Directors. The Company made no contributions to the plan during the year ended December 31, 2004.

## 7. Net capital requirements

As a member of the NASD, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was approximately $117,000, which was approximately $17,000 in excess of its minimum requirement of $100,000.

### 8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

### 9. Related party transactions

At December 31, 2004 the Company had an advance to an officer of approximately $275,000, which is non-interest bearing and is due on demand.

The Company has an agreement with the parent to pay a portion of the monthly rental amounts which its parent is currently obligated for under a long-term lease. The rent expense for 2004 was approximately $90,000.

### 10. Off-balance sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions for these securities transactions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the due from clearing broker is pursuant to this clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

### 11. Going concern

The financial statements have been prepared assuming the Company will continue as a going concern. As of December 31, 2004, the Company had an accumulated deficit of approximately $2,900,000, and its parent is thinly capitalized. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management's near and long-term operating strategies focus on exploiting existing and potential competitive advantages while eliminating or mitigating competitive disadvantages. In response to current market conditions and as part of its ongoing corporate strategy, the Company is pursuing several initiatives, such as obtaining additional financing and aggressive cost cutting programs. These initiatives are intended to increase liquidity and better position the Company to compete under current market conditions. Accordingly, the Company's ability to continue as a going

### 11. Going concern (continued)

concern is dependent upon its adherence to these goals as well as its ability to develop working capital and attain future profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

### 12. Subsequent events

On February 24, 2005, the Company notified the NASD pursuant to rule 17a-11 that it was not in compliance with its minimum net capital requirement of $100,000 as of January 31, 2005. The Company is in the process of curing the deficiency.